

April 2, 2014

Via E-mail
Takeshi Uchiyamada
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed June 24, 2013**
> **File No. 1-14948**

Dear Mr. Uchiyamada:

We refer you to our comment letter dated January 31, 2014, regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Masahisa Ikeda, Esq.
        Shearman & Sterling LLP